

November 17, 2009

Pierre Quilliam
Chairman and Chief Executive Officer
Silver Falcon Mining, Inc.
7322 Manatee Avenue West #299
Bradenton, FL 34209

Re: **Silver Falcon Mining, Inc.**
             Registration Statement on Form 10
             Filed August 17, 2009, as amended October 30, 2009
             File No. 0- 53765

Dear Mr. Quilliam:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10

General

1. We note your response to prior comment 5. We also note your disclosure in several places in the document that "We currently expect to begin actual operations in October 2009." Please tell us where you have explained the meaning of "actual operations." As it is now November 2009, disclose what activities you are engaged in or have completed.

Risk Factors, page 13

2. We note that you intend to enter into an agreement with Innovative Precious Metals Technologies, Ltd. ("Innovative") to process all of your ore from War Eagle Mountain and purchase any minerals derived from the ore. Please include a

separate risk factor to address the risk of having only one customer. Also, address the possibility of not entering into a contract with Innovative.

We Have Substantial Commitments That Require That We Raise Capital, page 16

3.   We note that your response to prior comment 7 excluded discussion of the $10,000 per month expense allowance and the 15% royalty. Please revise your risk factors to address these items or explain why they have been omitted.

Consolidated Financial Statements for the Six Months ended June 30, 2009 and June 30, 2008

General

4.   We note your interim financial information is for the period ending June 30, 2009. In your amended Form 10, please update your financial information as required by Rule 8-08 of Regulation S-X. Please note that an updated auditor's consent will also be required.

Note 11 – Capital Stock, page F-20

5.   We reviewed your response to the comment 23 in our comment letter dated September 14, 2009. We note you valued your common shares issued for services at the market price on the date of issuance. We also note you removed disclosure from your prior Form 10 filed August 17, 2009 that "share prices were based on current market value as of the date of the invoice for service rendered". Please tell us how your accounting for these services complies with the guidance in Issue 1 of the EITF 96-18, and why you revised your prior disclosure related to payment of service invoices.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335, Robert Carroll at (202) 551-3362, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Robert Mottern
       Fax: (678) 840-2126